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SECUR 05041378 ISSION



RECEIVED
MAR 2 2 2005
PROCESSING
WASH, D.C.
185
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3384 Peachtree Road, NE Suite 900
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Thayer (404) 965-7276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young, LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street Suite 2800	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



3/30

OATH OR AFFIRMATION

I, Richard Thayer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Securities, LLC., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires January 31, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reliance Securities, LLC

Audited Financial Statements
and Supplemental Information

Year ended December 31, 2004

Contents



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Reliance Securities, LLC

We have audited the accompanying statement of financial condition of Reliance Securities, LLC (the "Company") as of December 31, 2004, and the related statements of income and changes in members interest and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2005

Reliance Securities, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 390,573
Accounts receivable	114,976
Receivables from affiliated broker-dealer	433,078
Deposits with clearing broker	50,000
Prepaid expenses	16,265
Other assets	826
Total assets	$ 1,005,718
Liabilities and members' interest	
Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 169,826
Members' interest	835,892
Total liabilities and members' interest	$1,005,718

See accompanying notes.

Reliance Securities, LLC

Statement of Income and Member Interest

Year ended December 31, 2004

Revenues	
Commissions	$ 3,402,535
Interest income	1,478
Total revenues	3,404,013
Non-interest Expenses	
Marketing and business development	671,025
Accounting and regulatory	52,305
Administrative expenses	25,075
Other	213,877
Total non-interest expenses	962,282
Net income	$ 2,441,731
Members' interest, beginning of year	$ 68,746
Net income	2,441,731
Distributions to members	(1,714,585)
Contributions from members	40,000
Members' interest, end of year	$ 835,892

See accompanying notes.

Reliance Securities, LLC

Statement of Cash Flows

Year ended December 31, 2004

Operating activities	
Net income	$ 2,441,731
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in operating assets:	
Accounts receivable	(113,307)
Receivables from affiliated broker-dealer	(433,078)
Deposits with clearing broker	(15,000)
Prepaid expenses	(16,265)
Other assets	4,221
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	159,088
Net cash provided by operating activities	2,027,390
Financing activities	
Contributions from members	40,000
Distributions to members	(1,714,585)
Net cash used by financing activities	(1,674,585)
Increase in cash	352,805
Cash, beginning of year	37,768
Cash, end of year	$ 390,573

See accompanying notes.

Reliance Securities, LLC

Notes to Financial Statements

December 31, 2004

1. Summary of Significant Accounting Policies

Organization

Reliance Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Company's primary regulator. The Company was formed on January 12, 1999. Reliance Capital Advisors, Inc. ("RCA") and Reliance Financial Corporation ("RFC") are each 50% owners of Reliance Securities, LLC. RCA is a majority owned subsidiary of RFC.

In December 2003, Forum Financial Group, LLC ("FFG") sold its 50% interest in Reliance Securities, LLC to RCA. Prior to the sale, FFG withdrew its membership interest of $43,513 and RCA contributed $35,000.

The Company conducts general securities business as an introducing broker. The Company clears its securities transactions on a fully disclosed basis through FiServ Securities, Inc. The Company also collects commissions generated by RCA employees through another registered broker-dealer, The Strategic Financial Alliance ("SFA"), a registered broker-dealer which clears its transactions on a fully disclosed basis through Pershing LLC.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is a dual-member limited liability company and will file a tax return as a partnership. Accordingly, no provision is made for income taxes. Any income or loss generated is passed through to its members.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all liquid investments of three months or less to maturity to be cash equivalents. At December 31, 2004, the Company had a $50,000 deposit with a clearing broker that was subject to withdrawal restrictions.

Revenue Recognition

The Company recognizes commissions revenue on a trade date basis.

Marketing Expense

Marketing expense represents monies paid to associated banks under third-party marketing agreements. The expense is recognized as incurred.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2004 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

2. Related-Party Transactions

The Company paid $10,587 during 2004 to Reliance Trust Company, a subsidiary of RFC, as reimbursement of expenses incurred for accounting services and support and rental arrangements. Such amount is included in Other Expenses.

SFA is partially owned by members, employees, officers, and directors of RFC and its subsidiaries. Commissions revenue from SFA related to trades executed for RCA was approximately $2,500,000 during 2004. As of December 31, 2004, amounts due to the Company from SFA were $433,078.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of the NASD also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2004, the Company's net capital was $385,723, which was $335,723 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

Supplemental Information

Schedule I

Reliance Securities, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

Computation of net capital		
Total members' interest		$835,892
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable from affiliate	433,079	
Other assets	825	
Prepaid expenses	16,265	
Total deductions and/or charges		450,169
Net capital before haircuts on securities positions		385,723
Haircuts on securities		–
Net Capital		$385,723
Aggregate indebtedness (AI)		
Accounts payable, accrued expenses, and other liabilities		169,826
Total aggregate indebtedness		$169,826
Minimum net capital requirement, 6 2/3% of AI		11,327
Net capital requirement (minimum)		$ 50,000
Excess net capital		$335,723

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004, Part IIA FOCUS filing.

Reliance Securities, LLC

Statement Regarding Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Supplementary Report of Independent Registered Public Accounting Firm

0502-0620295



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors of
Reliance Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Reliance Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2005